# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Live Holdings, Inc., CIK 0002078416
CUSIP: 530909100
Title of class of securities: Series A Liberty Live Group Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/29/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 791,925; shared voting power 0; sole dispositive power 791,925; shared dispositive power 0; aggregate amount beneficially owned 791,925 (3.1% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (1) Includes 26,533 shares of the Series A Liberty Live Group Common Stock, par value $0.01 per share (the "Series A Liberty Live Group Common Stock"), of Liberty Live Holdings, Inc., a Nevada corporation (the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone" or the "Reporting Person") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (2) Includes 65,175 shares of Series A Liberty Live Group Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.
  
  (3) Includes 700,217 shares of Series A Liberty Live Group Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  Note to Rows 7, 8, 9, 10 and 11:
  
  Does not include shares of Series A Liberty Live Group Common Stock issuable upon conversion of the 2,465,003 shares of the Issuer's Series B Liberty Live Group Common Stock, par value $0.01 per share (the "Series B Liberty Live Group Common Stock"), beneficially owned by Mr. Malone; however, if such shares of Series A Liberty Live Group Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,256,928 shares of Series A Liberty Live Group Common Stock, and Mr. Malone's aggregate beneficial ownership of Series A Liberty Live Group Common Stock, as a series, would be approximately 11.6%, subject to the relevant footnotes set forth herein.
  
  Note to Row 13:
  
  Calculated based on the 25,573,685 shares of Series A Liberty Live Group Common Stock outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Furthermore, 2,530,951 shares of Series B Liberty Live Group Common Stock were outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Each share of Series B Liberty Live Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Live Group Common Stock. The holders of Series A Liberty Live Group Common Stock and Series B Liberty Live Group Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Liberty Live Group Common Stock is entitled to one vote and each share of Series B Liberty Live Group Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Liberty Live Group Common Stock beneficially owned by the Reporting Person, Mr. Malone beneficially owns voting equity securities representing in excess of 50.0% of the voting power with respect to the general election of directors of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Series A Liberty Live Group Common Stock, par value $0.01 per share
Name of issuer: Liberty Live Holdings, Inc.
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on December 17, 2025 (the "Schedule 13D"), and relates to the Series A Liberty Live Group Common Stock, par value $0.01 per share (the "Series A Liberty Live Group Common Stock"), of Liberty Live Holdings, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby supplemented to include the following information:

On December 29, 2025, the Reporting Person completed the Exchange (as defined and described in Item 6). Pursuant to the Exchange, the Reporting Person acquired 197,481 shares of Series A Liberty Live Group Common Stock in exchange for 197,481 shares of Series C Liberty Live Group Common Stock, par value $0.01 per share (the "Series C Liberty Live Group Common Stock"), owned by the Reporting Person.

On December 29, 2025, the Reporting Person effected the Maffei Exchange (as defined and described in Item 6). Pursuant to the Maffei Exchange, the Reporting Person acquired 319,952 shares of Series A Liberty Live Group Common Stock in exchange for 319,952 shares of Series C Liberty Live Group Common Stock owned by the Reporting Person.

On December 23, 2025, the Reporting Person purchased an aggregate of 21,870 shares of Series A Liberty Live Group Common Stock for a weighted average price of $82.85 in cash per share on the open market, with prices ranging from $82.40 to $83.40 per share, inclusive.

On December 23, 2025, the Reporting Person purchased an aggregate of 1,130 shares of Series A Liberty Live Group Common Stock for a weighted average price of $83.57 in cash per share on the open market, with prices ranging from $83.41 to $83.74 per share, inclusive.

The Reporting Person undertakes to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

The Reporting Person acquired and holds the shares for investment purposes.

Except as otherwise described in this Statement, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may instead, for example, elect to (a) acquire additional shares or (b) dispose of all or a portion of his holdings of shares, as the case may be. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Person beneficially owns (without giving effect to the conversion of shares of the Issuer's Series B Liberty Live Group Common Stock, par value $0.01 per share (the "Series B Liberty Live Group Common Stock"), into shares of Series A Liberty Live Group Common Stock) 791,925 shares of Series A Liberty Live Group Common Stock (including (i) 26,533 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the "LM Revocable Trust"), as to which shares Mr. Malone disclaims beneficial ownership, (ii) 65,175 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (iii) 700,217 shares held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee), which represent approximately 3.1% of the outstanding shares of Series A Liberty Live Group Common Stock.

The foregoing percentage was calculated based on the 25,573,685 shares of Series A Liberty Live Group Common Stock outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Furthermore, 2,530,951 shares of Series B Liberty Live Group Common Stock were outstanding as of December 15, 2025, as provided by the Issuer to the Reporting Person. Each share of Series B Liberty Live Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Live Group Common Stock. The holders of Series A Liberty Live Group Common Stock and Series B Liberty Live Group Common Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Liberty Live Group Common Stock is entitled to one vote and each share of Series B Liberty Live Group Common Stock is entitled to ten votes, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, after giving effect to the shares of the Series B Liberty Live Group Common Stock beneficially owned by the Reporting Person, Mr. Malone beneficially owns voting equity securities representing in excess of 50.0% of the voting power with respect to the general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Liberty Live Group Common Stock.
Transactions in the class effected during the past sixty days: The Information set forth in Item 3 is incorporated by reference. Other than as described in this Statement, none of the Reporting Person nor, to his knowledge, the LM Revocable Trust, the JM Revocable Trust or the Malone Family Land Preservation Foundation, have effected any transactions with respect to the Series A Liberty Live Group Common Stock since the most recent filing of Schedule 13D by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On December 29, 2025, the previously disclosed Exchange was completed.

Also on December 29, 2025, the JM Revocable Trust entered into a Stock Exchange Agreement with Gregory B. Maffei and a Colorado nonprofit corporation affiliated with Mr. Maffei (together, the "Maffei Group"), pursuant to which the parties exchanged, effective December 29, 2025, 319,952 shares of Series C Liberty Live Group Common Stock, par value $0.01 per share, owned by the JM Revocable Trust for 319,952 shares of Series A Liberty Live Group Common Stock owned by the Maffei Group (the "Maffei Exchange").

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (12/30/2025)